

April 18, 2013

<u>Via E-mail</u>
Martin Plaehn
President and Chief Executive Officer
Control4 Corporation
11734 S. Election Road
Salt Lake City, Utah 84020

> **Re:** **Control4 Corporation**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 5, 2013**
> **CIK No. 0001259515**

Dear Mr. Plaehn:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Consolidated Balance Sheet Data, page 11</u>

1.   Please revise your discussion about the pro forma effect of the conversion of preferred stock to include disclosure about the conditions required before the conversion occurs, similar to your disclosure on page 39. Please similarly revise the disclosure in your footnotes on page F-8.

<u>We have entered into several strategic relationships, page 17</u>

2.   We note your response to prior comment 4; however, replacing entities' names with a general description of their business does not address our concern. If your relationship with those entities is sufficiently significant as to be described in this prospectus because

it creates the risks you have identified in the risk factors, is key to your strategy as you disclose on page 79, or otherwise, it is unclear why you need not:

- name the entities so that investors have information necessary to evaluate the risks created by your relationship with those entities and to understand if the entity is a significant stockholder,
- disclose the material obligations of the parties to the agreements, including the duration and termination provisions, and
- file the related agreements as exhibits.

Please revise or advise.

Core Automation, page 84

3.   Please balance your statements in the third sentence to disclose the substance of the first sentence of your response to prior comment 13.

Consolidated Financial Statements, page F-1

Note 7. Redeemable Convertible Preferred Stock and Stockholder's Deficit, page F-24

Warrants to Purchase Stock and Preferred Stock Warrant Liability, page F-26

4.   We see from the revisions made in response to prior comment 17 that you use the market value of common stock to determine the fair value of warrants to purchase Series G-1 redeemable convertible preferred stock. We also see from page F-24 that the Series G-1 redeemable convertible preferred stock has voting rights, protective provisions, priority over other classes of stock and the right to receive a yearly dividend. Please tell us why the value of the preferred shares should not be higher than your common shares given the additional privileges and rights ascribed to the preferred shares.

Exhibit 10.10

5.   Please tell us why you believe that the agreements in writing mentioned in the schedules to this agreement need not be filed as exhibits to your registration statement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Richard A. Kline